FEDERATED EQUITY INCOME FUND, INC.
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY INCOME FUND, INC. (the “Fund”)
1933 Act File No. 33-6901
1940 Act File No. 811-4743

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 44 submitted via EDGAR on December 2, 2009.

Please note that the Fund acknowledges your global disclosure comments as communicated for the Fund and intends to comply with those comments as noted below.  Please note that the Fund will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

Summary Section

“What are the Fund’s Main Investment Strategies?”

1.           In accordance with your comment to briefly discuss the market cap size of the Fund, the Fund will revise the following sentence:

“The pursues its investment objective by investing primarily in income-producing equity securities, of mid-to large-cap domestic companies, including securities that are convertible into common stocks.”

2.           In accordance with your comment to add a sentence about investing in derivative contracts and hybrid instruments, the Fund will add the following sentence:

“The Fund may invest in derivative contracts (such as, for example, futures contracts, option contracts and swap contracts) to implement its strategies as more fully described herein.”

3.           In accordance with your comment to include a sentence about investing in Foreign and U.S. securities as well as Real Estate Investment Trusts, Fixed Income Securities and Investing in Securities of Other Investment Companies including Exchange Traded Funds, the Fund will add the following sentence:

“The Fund may also invest, to a lesser extent, in securities of foreign(including emerging market)issuers, and may invest in higher-yielding fixed income securities (also known as “junk bonds”), real estate investment trusts and securities of other investment companies (including exchange traded funds).”

“Average Annual Total Return Table”

4.           In accordance with your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A.

5.           In accordance with your comment under the Average Annual Total Return Table, the Fund has shortened footnote 1.

“Fund Management”

6.           In accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Fund has confirmed that “Portfolio Manager” or “Senior Portfolio Manager is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b). Accordingly, the following language will be included:

“John L. Nichol, Senior Portfolio Manager, has been the Fund’s portfolio manager since October 2002.”

“Linda Bakhshian, Portfolio Manager, has been the Fund’s portfolio manager since November 2009.”

If you have any questions, please do not hesitate to contact me at (412) 288-6340.

Very truly yours,

/s/ Seana N. Banks
Seana N. Banks
Paralegal